FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                        Unaudited Financial Statements
                   For the Three Months ended March 31, 2004
                            Commission file number
                                   333-10886

                    Dunlop Standard Aerospace Holdings plc
            (Exact name of registrant as specified in its charter)

                                 Holbrook Lane
                               Coventry CV6 4AA
                                United Kingdom
             (Address of principal executive offices and zip code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dunlop Standard Aerospace Holdings plc




By: David Unruh
    ----------------------
David Unruh
Chief Financial Officer

June 2, 2004



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

Condensed Profit and Loss Statements                                                                              1
(unaudited)
----------------------------------------------------------------------------------------------------------------------



                                         DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                         CONDENSED CONSOLIDATED PROFIT AND LOSS
                                                      (Unaudited)


                                                      For the quarter                        Year ended
                                                      Ended March 31                         December 31
                                                      ---------------                        -----------
                                                             2004         2003                      2003         2002
                                                      (pound)'000     (pound)'000            (pound)'000  (pound)'000
                                                                                                      (r           nt
Sales                                               (pound)128,803 (pound)105,655         (pound)456,614 (pound)451,848

Cost of goods sold                                          88,579         76,770                339,343        326,599
-------------------------------------------------------------------------------------------------------------------------
                                                            40,224         28,885                117,271        125,249
Gross margin

Selling, general,  admin & other expenses                   18,297         13,809                 55,437         56,358
-------------------------------------------------------------------------------------------------------------------------

Operating profit pre-exceptional                            21,927         15,076                 61,834         68,891

Exceptional Item                                               505              -                  3,688          3,778
-------------------------------------------------------------------------------------------------------------------------

Operating Profit After-exceptional                          21,422         15,076                 58,146         65,113

Finance costs, net                                           8,872          8,192                 31,962         43,235
-------------------------------------------------------------------------------------------------------------------------

Profit on ordinary activities before taxation               12,550          6,884                 26,184         21,878
Taxation                                                     4,688          2,194                 13,137         10,018
-------------------------------------------------------------------------------------------------------------------------

Profit for the financial period                       (pound)7,862   (pound)4,690          (pound)13,047  (pound)11,860
=========================================================================================================================

The accompanying notes are an integral part of these condensed financial statements.



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

Condensed Balance Sheets                                                                                        2
(unaudited)
-----------------------------------------------------------------------------------------------------------------

                                       DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                        CONDENSED CONSOLIDATED BALANCE SHEET
                                                    (Unaudited)

                                                                 31 March          31 March        31 December
                                                                     2004              2003               2003
                                                              (pound)'000       (pound)'000        (pound)'000
Fixed assets
Intangible fixed assets:


     Goodwill                                            (pound)301,134      (pound)315,788     (pound)304,129
     Development costs / licenses                                34,233              28,307             32,785
-----------------------------------------------------------------------------------------------------------------
Total Intangible fixed assets                                   335,367             344,095            336,914
Tangible fixed assets                                           158,945             174,595            160,875
-----------------------------------------------------------------------------------------------------------------

Total Intangible and Tangible Fixed Assets                      494,312             518,690            497,789
-----------------------------------------------------------------------------------------------------------------

Current assets
Debtors:
     Trade & other debtors                                      115,121             116,797            105,548
     Deferred costs - initial parts provided                     27,126              25,333             26,944
Stocks                                                           71,079              77,158             67,203
Cash at bank and in hand                                         64,549               1,276             17,635
-----------------------------------------------------------------------------------------------------------------

Total Current Assets                                            277,875             220,564            217,330
-----------------------------------------------------------------------------------------------------------------

Creditors - Amounts falling due within one year
Trade and other creditors                                      (119,069)            (90,071)           (98,368)
Current portion of long term debt                               (27,252)            (42,713)           (50,278)
-----------------------------------------------------------------------------------------------------------------

Total Creditors                                                (146,321)           (132,784)          (148,646)

-----------------------------------------------------------------------------------------------------------------
Net current assets                                              131,554              87,780             68,684
-----------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                           625,866             606,470            566,473
-----------------------------------------------------------------------------------------------------------------

Creditors - Amounts falling due after more than one year
Bank loans and Senior notes                                    (349,274)           (347,462)          (290,544)
Accruals and deferred income                                     (2,092)             (5,557)            (7,982)
-----------------------------------------------------------------------------------------------------------------

                                                               (351,366)           (353,019)          (298,526)

Provisions for liabilities & charges                            (31,152)            (22,614)           (31,721)
-----------------------------------------------------------------------------------------------------------------

Net assets                                               (pound)243,348      (pound)230,837     (pound)236,226

-----------------------------------------------------------------------------------------------------------------

Share capital and reserves
160,000,000 ordinary shares of(pound)1 each
Called up share capital                                  (pound)160,000      (pound)160,000     (pound)160,000

Profit and loss account                                          83,348              70,837             76,226
-----------------------------------------------------------------------------------------------------------------

Total equity shareholders' funds                         (pound)243,348      (pound)230,837     (pound)236,226

-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements.


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

Condensed Financial Statements                                                                                   3
(unaudited)
-------------------------------------------------------------------------------------------------------------------

                                       DUNLOP STANDARD AEROSPACE HOLDINGS plc
                             CONSDENSED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                                    (Unaudited)


                                                               31 March                31 March          31 December
                                                                   2004                    2003                 2003
                                                            (pound)'000             (pound)'000          (pound)'000



Profit for the financial period before dividends           (pound)7,862           (pound)4,690         (pound)13,047
Exchange adjustments                                               (740)                   428                (2,540)
----------------------------------------------------------------------------------------------------------------------

Total recognised gains and losses                          (pound)7,122           (pound)5,118         (pound)10,507
Profit and Loss - Beginning                                      76,226                 65,719                65,719
----------------------------------------------------------------------------------------------------------------------
Profit and Loss - Ending                                  (pound)83,348          (pound)70,837         (pound)76,226
----------------------------------------------------------------------------------------------------------------------


                                       DUNLOP STANDARD AEROSPACE HOLDINGS plc
                           CONDENSED RECONCILILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                                                    (Unaudited)


                                                         Three Months     Three Months  Ended 31           Year Ended
                                                       Ended 31 March                      March          31 December
                                                                 2004                       2003                 2003
                                                          (pound)'000                (pound)'000          (pound)'000

Profit for the financial period                          (pound)7,862               (pound)4,690        (pound)13,047
Exchange adjustments                                             (740)                       428               (2,540)
-----------------------------------------------------------------------------------------------------------------------

Net increase in shareholders' funds                             7,122                      5,118               10,507

Shareholders' funds - beginning of period                     236,226                    225,719              225,719

-----------------------------------------------------------------------------------------------------------------------

Shareholders' funds - end of period                    (pound)243,348             (pound)230,837       (pound)236,226

-----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements.



Management Discussion of Financial Results                                                                      4
(unaudited)
-------------------------------------------------------------------------------------------------------------------
                                  DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                                                (Unaudited)


                                                                Quarter         Quarter
                                                                  Ended           Ended          Year ended
                                                               31 March        31 March         31 December
                                                                   2004            2003                2003
                                                            (pound)'000      (pound)'000        (pound)'000
                                                            -----------      -----------        ------------

Operating profit                                         (pound)21,927   (pound)15,076       (pound)61,834
Depreciation                                                     3,509           3,581              14,667
Amortisation of deferred costs                                   1,357           1,212               4,237
Gain / (loss) on disposal of fixed assets                          (26)              1                  74
Change in stock                                                 (5,403)         (2,395)              1,710
Change in debtors                                              (16,119)        (13,486)             (6,954)
Change in trade creditors                                       10,795            (638)             18,889
Capital Grant Release & Other                                     (666)           (761)             (3,000)
-------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                       15,374           2,590              91,457
-------------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
Interest and finance charges paid                                 (823)         (2,109)            (31,024)
Finance lease interest paid                                          -               -                   -
-------------------------------------------------------------------------------------------------------------
Taxation
Tax paid                                                        (2,674)         (3,232)             (8,058)

-------------------------------------------------------------------------------------------------------------

Capital expenditure and financial investment
(Payments) to acquire tangible fixed assets - net               (4,394)         (2,062)             (9,839)
(Payments) for development expenditure, licensing
 and OEM fees                                                   (2,616)           (658)             (9,029)
-------------------------------------------------------------------------------------------------------------

Net cash (outflow) from capital expenditure and
financial investment                                            (7,010)         (2,720)            (18,868)
-------------------------------------------------------------------------------------------------------------

Currency and other                                                 573             192              (5,915)
-------------------------------------------------------------------------------------------------------------

Net cash inflow / (outflow) before financing                     5,440          (5,279)             27,592
-------------------------------------------------------------------------------------------------------------

Financing
Bank loans (repaid)/received                                         -               -             (22,650)
Working capital loans repaid                                  (23,000)          (9,075)             (4,951)
Capital element of finance lease payments                        (188)               -               3,672
Bond proceeds                                                  65,217                -                   -
-------------------------------------------------------------------------------------------------------------

Net cash (outflow) / inflow from financing                     42,029           (9,075)            (23,929)
-------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                    47,469          (14,354)              3,663
Exchange adjustments                                             (555)             193              (1,465)
Cash - beginning of period                                     17,635           15,437              15,437
-------------------------------------------------------------------------------------------------------------
Cash - end of period (net of bank overdrafts)           (pound)64,549     (pound)1,276       (pound)17,635
-------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these condensed financial statements.


Management Discussion of Financial Results                                    5
(unaudited)
-------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

Interim Condensed Financial Statements
During interim periods, Dunlop Standard Aerospace Holdings plc (the "Company") follow the accounting policies set forth in its Annual Report to Shareholders and applies appropriate interim financial reporting standards, as indicated below. Users of financial information produced for interim periods are encouraged to refer to the notes contained in the Annual Report to Shareholders when reviewing interim financial results. Copies of the Company's 1999 to 2003 annual reports have been filed with the Securities and Exchange Commission.

Interim financial reporting standards require management to make estimates that are based on assumptions regarding the outcome of future events and circumstances not known at the present time, including the use of estimated effective tax rates. Inevitably, some assumptions may not materialise and unanticipated events and circumstances may occur which vary from those estimates and such variations may significantly affect the Company's future results. In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company contain all adjustments of a normal and recurring nature which are necessary to present fairly the financial positions of the Company as of 31 March 2004 and 31 March 2003, and the results of its operations and cash flows for the three month periods ended 31 March 2004 and 2003.

Foreign Exchange Rates
The following exchange rates have been used to convert the Group's subsidiary company balance sheets and income statements from United States Dollars, to Pounds Sterling:


                                Three Months Ended   Three Months Ended       Year Ended
                                    March 31, 2004       March 31, 2003     Dec 31, 2003

Income Statement    (pound) =                $1.84                $1.60           $1.63
Balance Sheet       (pound) =                $1.84                $1.58           $1.78


2. NATURE OF OPERATIONS

The company was incorporated on 16 July 1998 as a holding company for the aerospace businesses it ultimately acquired from BTR plc on 1 October 1998. Subsidiaries were formed prior to the closing or acquired as part of the acquisition in Canada, the United States of America, the United Kingdom, Holland, Singapore and Australia in order to purchase directly from BTR plc or its respective subsidiaries, the aerospace operations in those countries, effective 1 October 1998. The purchase method of accounting was adopted for the acquisition. Accordingly, the general basis for valuation of the assets acquired and liabilities assumed is the fair value at the date of acquisition. The results of the operations of the acquired companies are included in the profit and loss account of the group from 1 October 1998. The total cost of the acquisition was (pound)537 million, which included (pound)22 million in acquisition expenses. This was financed by debt of (pound)382 million and equity of (pound)155 million. Goodwill, representing the excess purchase price over the fair value of net assets acquired, arising on acquisition was (pound)311.8 million, which has been capitalised. Following finalisation of certain items with the vendors, goodwill was adjusted effective 31 December 1999 to (pound)312.2 million. Since then, goodwill has been adjusted to reflect changes in foreign exchange rates at each balance sheet date. The goodwill is considered to have an indefinite life and accordingly has not been amortised. In accordance with FRS 11 `Impairment of Fixed Assets and Goodwill', goodwill will be reviewed annually for possible impairment.

3. SENIOR NOTES

On 10 February 2004, the Company issued an additional US $120 million of 11 7/8% Senior Notes due 2009, under essentially the same terms as the 1999 Senior Notes. Of the US $120 million new notes, US $25 million was placed in escrow for a proposed acquisition of another company, which manufactures and services aerospace and industrial gas turbines. Negotiations on the purchase recently ceased and notice has now been provided to Bondholders that the Company will redeem $23.6 million aggregate principal amount on 30 June 2004 at a redemption price equal to 105.938% of the principal amount, together with accrued and unpaid interest to the redemption date.

Management Discussion of Financial Results                                    6
(unaudited)
-------------------------------------------------------------------------------


4. SEGMENTAL ANALYSIS

The Group reports results of its business divisions in two segments, Engine Repair and Overhaul and Design and Manufacturing. The Engine Repair and Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, airfoil separators, actuators and customised high technology rubber and polymer products. Transactions between reportable segments are not material.


                                                      Quarter             Quarter
                                                        Ended               Ended           Year ended
                                                     31 March             31 March          31 December
                                                         2004                2003                 2003
Sales                                             (pound)'000         (pound)'000          (pound)'000


Engine Repair and Overhaul                       (pound)97,413     (pound)73,542       (pound)335,255
Design and Manufacturing                                31,390            32,113              121,359
---------------------------------------------------------------------------------------------------------
Total Sales                                     (pound)128,803    (pound)105,655       (pound)456,614
---------------------------------------------------------------------------------------------------------

Operating Profit
Engine Repair and Overhaul                              14,084             6,153               29,589
Design and Manufacturing                                 7,843             8,923               32,245
---------------------------------------------------------------------------------------------------------
Operating profit pre-exceptional                        21,927            15,076               61,834
Exceptional Item                                          (505)                -               (3,688)
---------------------------------------------------------------------------------------------------------
Operating profit after-exceptional                      21,422            15,076               58,146
Finance costs                                           (8,872)           (8,192)             (31,962)
---------------------------------------------------------------------------------------------------------
Profit on ordinary activities before tax                12,550             6,884               26,184
Taxation                                                (4,688)           (2,194)             (13,137)
---------------------------------------------------------------------------------------------------------
Profit for the financial period                   (pound)7,862      (pound)4,690        (pound)13,047
---------------------------------------------------------------------------------------------------------


Net Operating Assets                                 31 March            31 March          31 December
                                                         2004                2003                 2003
                                                  (pound)'000         (pound)'000          (pound)'000

Engine Repair and Overhaul                      (pound)159,633    (pound)200,913       (pound)160,341
Design and  Manufacturing                              153,325           143,437              147,267
---------------------------------------------------------------------------------------------------------
Sub-total                                              312,958           344,350              307,608
Unallocated net liabilities                            (21,940)          (13,196)             (16,721)
Goodwill                                               301,134           315,788              304,129
Taxation                                               (33,759)          (27,206)             (32,240)
---------------------------------------------------------------------------------------------------------
Net debt (including current portion but
net of cash)                                          (315,045)         (388,899)            (326,550)
---------------------------------------------------------------------------------------------------------

Shareholders' funds                             (pound)243,348    (pound)230,837       (pound)236,226
---------------------------------------------------------------------------------------------------------



Management Discussion of Financial Results                                    7
(unaudited)
-------------------------------------------------------------------------------




PART 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents management's analysis of the financial condition and results of operations for the period from 1 January to 31 March 2004. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's 2003 and 2002 Report and Group Accounts, along with the condensed consolidated financial statements and related notes included in and referred to within this report.

Certain information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report, which are not historical facts (including statements concerning the Company's financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Company, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Company and its representatives may from time to time make other oral or written statements which are also "forward-looking statements." These forward-looking statements are based upon management's expectations and beliefs concerning future events affecting the Company. Management cautions that forward-looking statements are not guarantees and that the Company's actual financial results and condition, plans and strategy for its business, and related financing may differ materially from such forward-looking statements.

While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition in connection with the preparation of Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain other sections contained in the Company's quarterly, annual or other reports filed with or submitted to the U.S. Securities and Exchange Commission, the Company does not intend to review or revise any particular forward-looking statement in light of such future events.

A discussion of important factors that could cause the actual results of operations or financial condition of the Company to differ from expectations has been set forth in this Report and should be read in conjunction with this discussion. In addition, other factors have been or may be discussed from time to time in the Company's filings with or submissions to the U.S. Securities and Exchange Commission. The Company's results for the period 1 January to 31 March 2004 are not necessarily indicative of results that will be achieved during the year ending 31 December 2004.

1.  RESULTS OF OPERATIONS - PERIOD ENDED 31 MARCH 2004

Sales
Net sales increased (pound)23.1 million (21.9%) to (pound)128.8 million in the first quarter of 2004 compared to (pound)105.6 million in the first quarter of 2003. Engine Repair and Overhaul first quarter sales increased by (pound)23.9M (32.5%) compared to 2003 reflecting continued growth in regional jet engine programs and the new U.S. military contracts awarded during the final quarter of 2003. Engine Repair and Overhaul first quarter 2003 sales increased 51.8% after taking into account the movement in the USD-GBP exchange rate. Design and Manufacturing 2004 first quarter sales decreased by (pound)723K (2.3%) compared to the first quarter of 2003. Sales of new manufactured OEM parts and brakes declined throughout 2003 reflecting reduced stock and build levels at most of our customers in addition to the impact of programmes cancelled during 2003.

Gross Margin
Gross margin increased (pound)11.3 million (39.3%) during the first quarter of 2004, compared to the first quarter of 2003. This is primarily due to the strong sales performance as well as strong margin performance in military programs. Engine Repair and Overhaul first quarter gross margin increased (pound)9.2 million (69.6%). Design and Manufacturing first quarter gross margin increased (pound)2.1 million (13.6%).

Management Discussion of Financial Results                                    8
(unaudited)
-------------------------------------------------------------------------------


Selling, General, Administration & Other Expenses
Total selling, general, administration and other expenses increased (pound)4.5 million (32.5%) in the first quarter of 2004, compared to the first quarter of 2003. Design and Manufacturing selling, general, administration and other expenses increased (pound)3.0 million (4.3%) in the first quarter of 2004 compared with the first quarter of 2003 reflecting higher pension costs and bid costs associated with new programs not yet awarded. Engine Repair and Overhaul selling, general, administrative and other expenses in the first quarter of 2004 increased by (pound)1.1 million compared to the first quarter of 2003 to service higher sales volumes.

Operating Profit
Operating profit during the first quarter of 2004 was (pound)6.9 million (45.4%) higher than the first quarter of 2003 due to strong performance in military programs. Dunlop Standard Aerospace witnessed its highest operating profit during the first quarter of 2004 compared to any previous quarters since its inception in 1998. Operating profit in Engine Repair and Overhaul was (pound)7.9 million higher compared to 2003. Design and Manufacturing operating profit was (pound)1.1M lower than the first quarter of 2003.


Finance Costs
Interest expense increased to (pound)8.9 million (8.3%) during the first quarter of 2004 from (pound)8.1 million in the first quarter of 2003. This increase is primarily the result of the derivative contract implemented in the last quarter of 2003 coupled with the new Senior Notes issuance in February 2004.

Amortisation of finance costs during the first quarter of 2004 was approximately the same as the first quarter of 2003.

Taxation
Taxation charge for the first quarter of 2004 reflects an average tax rate of 37.4% of profit on ordinary activities before taxation (2003: 31.8%) reflecting the higher tax rates in most Engine Repair and Overhaul companies.

Net earnings
Net earnings were (pound)7.9 million in the first quarter of 2004 compared to (pound)4.7 million for the first quarter of 2003. The primary reason for the increase was the strong sales and margin performance of the Engine Repair and Overhaul military products.

New Programmes

U.S. Navy Contract:
On 22 December 2003, we were awarded a five year contract (one year firm with four renewal years) to support the U.S. Navy's fleet of T56 engines from both our San Antonio and Winnipeg facilities. We estimate the revenues from this new service work will exceed $250 million during the life of the contract, assuming all renewal options are exercised by the U.S. Navy. We are the prime contractor on the U.S. Navy contract.

Affordable Readiness and Transformation:
 In September 2002, using lessons learned from the Kelly USA cellular production facility redesign, coupled with the experience gained in the redesign of our facilities worldwide, we launched a new business venture named Affordable Readiness and Transformation, or ART. This new business venture was designed to sell these redesign services to other military and commercial aerospace Maintenance Repair/Overhaul, or MRO, installations and derive revenues through the sharing of benefits gained from these redesign efforts, In 2003, we provided services to Oklahoma City - Air Logistics Center, or OC-ALC, and Ogden-Air Logistics Center, or OO-ALC, that amounted to approximately $3 million in revenues. In 2004, we will continue to provide service to OC-ALC and OO-ALC and have recently submitted a bid along with Battelle Laboratories for the complete redesign of the Tinker Air Force Base Maintenance Facility in Oklahoma.

Management Discussion of Financial Results                                    9
(unaudited)
-------------------------------------------------------------------------------


Brake Programs:
We began supplying wheels, brakes and braking systems for the Eurofighter Typhoon program in 2001. We expect to generate revenues from the Eurofighter Typhoon in coming years as the number of Typhoons manufactured continues to increase over each of the next several years. In addition, in partnership with Honeywell, we have been selected to provide carbon brakes for the Airbus A380 program and the Joint Strike Fighter program. We expect to generate significant revenues from these programs in coming years. We currently expect initial revenues from the Airbus A380 program in 2006 and from the Joint Strike Fighter program in 2006.


2.  LIQUIDITY AND CAPITAL RESOURCES

The Company's principal liquidity requirements over the next several years are expected to consist of funds required for the following:

     o   fund capital expenditures for the maintenance of our facilities;
     o purchase testing equipment, repair equipment, replacement parts and whole replacement engines in order to support expected growth in the repair and overhaul market;
     o   expand our business;
     o   fund potential acquisitions consistent with our business strategy;
     o   fund debt service requirements;
     o   fund research and development;
     o   fund new program bids;
     o   fund working capital requirements;
     o   fund expenditures on free-of-charge brake ship-sets;
     o   fund costs of obtaining OEM authorizations; and
     o   fund taxation arising in various jurisdictions.

Net Current Assets
Net current assets increased (pound)62.9 million (91.5%) from (pound)68.7 million at 31 December 2003 to (pound)131.6 million at 31 March 2004. This is primarily due to the increase in the Company's cash balance, which resulted from financing activities and strong operating results during the first quarter of 2004.

Capital Expenditure
Overall, Company capital expenditure on fixed assets and capitalised development costs for the first three months of 2004 totalled (pound)7.0 million. This is an increase from the first quarter of 2003 of (pound)4.3M. Expenditures in the first three months of 2004 are primarily for new equipment, as well as development costs related primarily to braking programmes.

Cash Flow
Operating cash flow was (pound)15.4 million for the first three months of 2004. This is higher than the same period in 2003 by (pound)12.8M resulting from higher operating profit and changes in trade working capital.

Hedging
The Company's operations are conducted by entities in many countries, and, accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. In order to mitigate translation risks, borrowings are drawn down in local functional currencies. In addition, from time to time, short-term funding loans are made from one operating subsidiary to another. The Company usually arranges forward currency transactions at the inception of these loans to eliminate exchange risk arising on the underlying loan.

In addition to currency translation risk, the Company incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency, which is generally the practice in the aerospace industry. Currency hedging is generally used to protect against the transaction risk arising from forward purchase commitments of aircraft parts, the prices of which are denominated in US dollars, and from its receipt of revenues in foreign currencies.

Management Discussion of Financial Results                                    10
(unaudited)
-------------------------------------------------------------------------------


The Company entered into interest rate hedging arrangements in the last quarter of 2003 as detailed in notes to the Company's 2003 Report and Group Accounts.

Borrowings and Equity
At 31 March 2004, the Company had (pound)376.5 million outstanding in total borrowings, of which (pound)27.3 million is due within one year. Of the Company's (pound)64.5 million cash on hand, (pound)13.6 million was set aside for the proposed acquisition. These funds will now be used to redeem certain of the Senior Notes on 30 June 2004.

The Company paid the scheduled bank debt repayment of (pound)14.0 million on 1 April 2004 under the terms of the credit agreement.

The Company also has available to it a (pound)50 million Revolving Credit Facility available to fund, among other things, seasonal working capital needs. There were no funds drawn under this Revolving Credit Facility as at 31 March 31 2004. Approximately (pound)11.0 million of this Revolving Credit Facility is unavailable as a result of offsets required by the credit agreement for any outstanding bank overdraft lines established for our local operating units. A further (pound)49.1 million credit facility is available to fund capital expenditures associated with our new CF34 engine repair and overhaul program. At 31 March 2004, (pound)33.5 million of this facility has been drawn.

Pursuant to the requirements of the Offering Memorandum dated 7th May 1999, and the exchange offer dated September 1999, Dunlop Standard Aerospace Holdings plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS plc




By:      David Unruh
         ----------------------
Name:    David Unruh
Title:   Chief Financial Officer